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                    September 17, 2021

       James D. Frias
       Chief Financial Officer
       Nucor Corporation
       1915 Rexford Road
       Charlotte, North Carolina 28211

                                                        Re: Nucor Corporation
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 001-04119

       Dear Mr. Frias:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing